Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-113092

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MARCH 3, 2004

1,444,913 Shares

Dura Automotive Systems, Inc.

Class A Common Stock

        The shares of Class A common stock are being sold by the selling stockholder named in this prospectus supplement. We will not receive any of the proceeds from the shares of Class A common stock sold by the selling stockholder.

      Our Class A common stock is traded on the Nasdaq National Market under the symbol “DRRA.” The last reported sale price on March 31, 2004 was $13.16 per share.

      Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 3 of the accompanying prospectus.

		Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	Selling Stockholder

Per Share	$12.50	$0.25	$12.25
Total	$18,061,413	$361,228	$17,700,184

      Delivery of the shares of Class A common stock will be made on or about April 7, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

The date of this prospectus supplement is April 1, 2004.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

      This prospectus supplement contains the terms of this offering and should be read in conjunction with the accompanying prospectus dated March 3, 2004, that forms part of the Registration Statement on Form S-3 originally filed with the SEC on February 25, 2004. This prospectus supplement and any information incorporated by reference herein or in the accompanying prospectus may add, update or change information in the accompanying prospectus.

      It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein or therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in the section entitled “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

      This prospectus supplement and the accompanying prospectus and the documents incorporated herein and therein contain forward-looking statements, including, in particular, statements about our plans, strategies and prospects. We have used the words “may,” “will,” “should,” “expect,” “anticipate,” “believe,” “estimate,” and similar words to identify forward-looking statements, although some forward-looking statements may be expressed differently. We have based these forward-looking statements on our current views with respect to future events and financial performance. Our actual results could differ materially from those projected in the forward-looking statements.

      Our forward-looking statements are subject to risks and uncertainties, including:

•	general economic conditions and our competitive environment, and

•	the other factors described under the caption “Forward-Looking Statements” included in the accompanying prospectus and under the caption “Safe Harbor Provisions” included in our annual report on Form 10-K for the year ended December 31, 2003.

      As for the forward-looking statements that relate to future financial results and other projections, actual results could be different due to the inherent uncertainty of estimates, forecasts and projections and may be better or worse than anticipated. Given these uncertainties, you should not place undue reliance on forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date that they were made. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this prospectus supplement, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events except to the extent required by applicable securities laws. You should also read carefully the factors described in the “Risk Factors” section in the accompanying prospectus.

THE OFFERING

Issuer	Dura Automotive Systems, Inc.

Selling Stockholder	Onex DHC LLC

Class A common stock offered	1,444,913 shares

Class A common stock to be outstanding after this offering	18,435,172 shares

Class B common stock to be outstanding after this offering	76,295 shares

Class A common stock Nasdaq National Market symbol	DRRA

      The number of shares of our common stock shown above to be outstanding after this offering is based on 17,025,259 shares of our Class A common stock and 1,486,208 shares of our Class B common stock outstanding as of March 31, 2004.

      As of March 31, 2004, there were also (1) outstanding options to purchase an aggregate of 3,650,416 shares of Class A common stock; (2) 76,295 shares of Class A common stock reserved for issuance upon the conversion of the Class B common stock (after giving effect to this offering); and (3) 1,289,000 shares of Class A common stock reserved for issuance upon the conversion of Dura’s trust preferred securities.

      In accordance with the terms of our restated certificate of incorporation, all shares of Class B common stock that remain outstanding after this offering will cease to have any voting rights, except as required by law. See “Description of Capital Stock – Class B Common Stock” in the accompanying prospectus.

RISK FACTORS

      Before making an investment in shares of our Class A common stock, you should carefully consider the information contained under the caption “Risk Factors” beginning on page 3 of the accompanying prospectus, in addition to the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

SELLING STOCKHOLDER

      The selling stockholder is selling an aggregate of 1,444,913 shares of our Class A common stock. The shares have been registered for resale on a Form S-3 registration statement originally filed with the SEC on February 25, 2004.

      The table below lists the selling stockholder and the other information regarding the ownership of the common stock by the selling stockholder.

Shares Owned Prior to the Offering(1)

Shares Owned After
	Class A Shares		Class B Shares			the Offering
Number of
Class A
Selling	No. of		No. of		Shares Being
Stockholder	Shares	Percentage(4)	Shares	Percentage(4)	Offered Hereby	Number	Percentage(4)

Onex DHC LLC(2)(3)	35,000	*	1,409,913	95.0%	1,444,913	0	*

*	Less than 1.0%.

(1)	Dura currently has two classes of outstanding common stock: Class A common stock and Class B common stock. The Class A common stock and Class B common stock are substantially identical except with respect to voting power and conversion rights. The Class A common stock is entitled to one vote per share and the Class B common stock is entitled to ten votes per share, except that, after giving effect to this offering, all shares of Class B common stock that remain outstanding will cease to have any voting rights. The Class B common stock is convertible at the option of the holder, and mandatorily convertible upon the transfer thereof (except to affiliates) and upon the occurrence of certain other events, into Class A common stock on a share-for-share basis. The Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of stockholders. All of the shares offered hereby by the selling stockholder will be shares of Class A common stock.

(2)	Reflects shares of common stock held by Onex DHC LLC. In addition, Onex DHC LLC had shared voting power over 1,486,208 shares of Class B common stock (see footnote (3)) as of March 31, 2004. Onex DHC LLC is the direct beneficial owner of the shares of common stock reported in the table above. Onex, as the direct and indirect owner of approximately 99% of the equity of Onex DHC LLC, is an indirect beneficial owner of all such shares. Mr. Gerald W. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex’s board of directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported.

(3)	Onex, J2R, Messrs. Scott Rued, Karl Storrie, David Bovee, Tony Johnson and Milton Kniss and certain of Dura’s other existing stockholders have entered into agreements pursuant to which such stockholders agreed to vote their shares of common stock in the same manner as Onex votes its shares on all matters presented to Dura’s stockholders for a vote and, to the extent permitted by law, granted to Onex a proxy to effectuate such agreement. In addition, Onex has entered into agreements with certain option holders of Dura pursuant to which such option holders have agreed to exercise options to purchase Class A common stock if directed by Onex. Under applicable SEC rules, Onex is deemed the beneficial owner of the 879,500 shares of Class A common stock subject to such agreements. As a result of the foregoing, Onex had voting control of approximately 48% of the common stock as of March 31, 2004, without giving effect to any sale of any of the shares offered hereby.

(4)	The percentage of common stock beneficially owned is based on the shares of common stock outstanding on March 31, 2004.

      See “Selling Stockholder” in the accompanying prospectus for a discussion of the material relationships between us and the selling stockholder in the last three years.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated April 1, 2004, the selling stockholder has agreed to sell to Credit Suisse First Boston LLC (“CSFB”) 1,444,913 shares of our Class A common stock.

      The underwriting agreement provides that CSFB is obligated to purchase all the shares of Class A common stock in the offering if any are purchased.

      CSFB proposes to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $0.10 per share. After the initial public offering, CSFB may change the public offering price and concession.

      The following table summarizes the underwriting discounts and commissions the selling stockholder will pay:

	Per Share	Total

Underwriting Discounts and Commissions paid by selling stockholder	$0.25	$361,228

      We have agreed to pay all of the expenses of the offering. We estimate that the total expenses of the offering, including registration, filing and listing fees, legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $250,000.

      We and the selling stockholder have agreed to indemnify CSFB against liabilities under the Securities Act, or contribute to payments that CSFB may be required to make in that respect.

      Our Class A common stock is traded on the Nasdaq National Market under the symbol “DRRA.”

      In connection with the offering, CSFB may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the underwriter to reclaim a selling concession when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      From time to time, CSFB provides us with investment banking and financial advisory services, and an affiliate of CSFB provides us with commercial banking services.

      A prospectus in electronic format may be made available on the web sites maintained by CSFB, or selling group members, if any, participating in this offering. CSFB may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action – Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the selling stockholders in the event that this prospectus supplement contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      Certain legal matters with respect to the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a limited liability partnership which includes professional corporations), Chicago, Illinois, and for the selling stockholder by Kaye Scholer LLP, New York, New York. The underwriter has been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

      The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus supplement by reference from Dura’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any document we file at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549.

      We file information electronically with the SEC. Our SEC filings also are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

      The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities described in this prospectus. The documents we are incorporating by reference are as follows:

(a) our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (File No. 0-21139);

(b) our Definitive Proxy Statement on Schedule 14A, filed on April 28, 2003 (File No. 0-21139);

(c) the description of our Class A common stock, par value $0.01 per share, contained in our Registration Statement on Form S-1 initially filed with the SEC on June 26, 1996, as amended (Registration Statement No. 333-06601), and any other amendments or reports filed for the purpose of updating that description.

      Any statement contained in a document incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superceded.

      You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Dura Automotive Systems, Inc.

2791 Research Drive
Rochester Hills, Michigan 48309
Attention: Investor Relations
Telephone: (248) 299-7500

PROSPECTUS

1,444,913 Shares

Dura Automotive Systems, Inc.

Class A Common Stock

        This prospectus relates to 1,444,913 shares of Class A common stock of Dura Automotive Systems, Inc., which may be sold from time to time by Onex DHC LLC, or its transferees, pledges, donees or successors. We will not receive any proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

      The shares are being registered to permit the selling stockholder to sell the shares from time to time in the public market. The selling stockholder may sell this Class A common stock through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” beginning on page 18.

      Before purchasing any of the shares covered by this prospectus, carefully read and consider the risk factors in the section entitled “Risk Factors” beginning on page 3.

      Our Class A common stock is traded on the Nasdaq National Market under the symbol “DRRA.” On February 23, 2004, the last reported sales price of our Class A common stock on the Nasdaq National Market was $12.69 per share.

      Our principal executive offices are located at 2791 Research Drive, Rochester Hills, MI 48309 and our telephone number at that address is (248) 299-7500.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 3, 2004.

      You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. You should not assume that the information in this prospectus, in any prospectus supplement or in any documents incorporated by reference is accurate as of any date other than the date on the front cover of the applicable document. The Class A common stock is not being offered in any jurisdiction where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings will also be available to you on the SEC’s Web site. The address of this site is http://www.sec.gov.

      We have filed with the SEC a registration statement (which term shall include all amendments, exhibits and schedules thereto) on Form S-3 under the Securities Act, with respect to the shares offered hereby. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC, and to which reference is hereby made. Statements made in this prospectus as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. You may obtain copies of the registration statement, and any amendments to that document, from the SEC in the manner described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the

i

termination of the offering of the securities described in this prospectus. The documents we are incorporating by reference are as follows:

(a) our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 0-21139);

(b) our Definitive Proxy Statement on Schedule 14A, filed on April 28, 2003 (File No. 0-21139);

(c) our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 0-21139);

(d) our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 0-21139);

(e) our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (File No. 0-21139);

(f) our Current Report on Form 8-K dated October 23, 2003 (File No. 0-21139);

(g) our Current Report on Form 8-K dated October 28, 2003 (File No. 0-21139); and

(h) the description of our Class A common stock, par value $0.01 per share, contained in our Registration Statement on Form S-1 initially filed with the SEC on June 26, 1996, as amended (Registration Statement No. 333-06601), and any other amendments or reports filed for the purpose of updating that description.

      Any statement contained in a document incorporated by reference will be modified or superceded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superceded.

      You may request a copy of these filings at no cost (other than exhibits unless such exhibits are specifically incorporated by reference) by writing or telephoning us at the following address and telephone number:

Dura Automotive Systems, Inc.

2791 Research Drive
Rochester Hills, Michigan 48309
Attention: Investor Relations
Telephone: (248) 299-7500

ii

THE COMPANY

      In this prospectus, unless the context otherwise requires, we refer to Dura Automotive Systems, Inc. as “Dura” and we use the terms “the Company,” “we,” “us” and “our” to collectively refer to Dura and all of its subsidiaries.

Overview

      We are the world’s largest independent designer and manufacturer of driver control systems for the global automotive industry. We are also a leading global supplier of seating control systems, glass systems, engineered assemblies, structural door modules, exterior trim systems and mobile products. Our products include:

•	Driver Control Systems – adjustable and traditional pedal systems, electronic throttle controls, electronic and traditional parking brake systems, cable systems, hybrid electronic and traditional gear shift systems, steering columns components and assemblies, instrument panel beams and integrated driver control modules;

•	Seating Control Systems – 2, 4, 6 and 8-way power and manual seat adjusters, first, second and third row applications, complete seat structures, seat recliner assemblies, electronic seating control modules;

•	Glass Systems – Reaction injection molding (“RIM”) and polyvinyl chloride (“PVC”) glass encapsulated windows, integrated liftgate modules, manual and power backlite assemblies, 1, 2 or 3-sided glass modules, drop-door glass, hidden hardware glass and integrated greenhouse systems;

•	Structural Door Modules – aluminum and steel body-in-white door structures, side impact beams, window lift systems and anti-pinch lift window systems;

•	Engineered Assemblies – spare tire carriers, jacks and tool kit assemblies, hood and tailgate latch systems and hinge assemblies;

•	Exterior Trim Systems – roof trim moldings, side frame trim, A, B & C-pillar cappings, body color trim and bright trim; and

•	Mobile Products – recreation vehicle appliances (water heaters, furnaces, stoves and ranges), seat frames and mechanisms, door assemblies, window systems and other hardware.

      We sell our products to every major North American and Japanese automotive original equipment manufacturer (“OEM”), and to nearly every major European OEM. We have 67 manufacturing and product development facilities located in the United States, Brazil, Canada, China, the Czech Republic, France, Germany, Mexico, Portugal, Slovakia, Spain and the United Kingdom. We also have a presence in India and Japan through alliances, joint ventures or technical licenses.

      We have continued to focus on the diversification of our customer and product base. Approximately 60% of our revenues in 2003 were generated from sales to the top automotive OEM’s in the world including, General Motors, Ford, Toyota, DaimlerChrysler, Renault-Nissan, Volkswagen, PSA Group, Honda, Fiat and BMW. In addition, the trend toward module sourcing has enabled us to expand our customer base to include large Tier 1 automotive suppliers, including Lear Corporation and Johnson Controls, which accounted for approximately 13% of our revenues in 2003. Additionally, approximately 11% of our revenues in 2003 came from recreation vehicle customers including Fleetwood, Winnebago and numerous aftermarket distribution channels.

Background

      Dura is a holding company whose predecessor was formed in 1990 by Hidden Creek Industries (“Hidden Creek”), Onex Corporation (“Onex”), J2R Corporation (“J2R”) and certain others for the purpose of acquiring certain operating divisions from the Wickes Manufacturing Company. Onex is a publicly-owned holding company based in Canada. As of the date of this prospectus, Onex holds approximately 35,000 shares of our Class A common stock and approximately 1.4 million shares of our Class B common stock. Hidden Creek is a private industrial management company that is a partnership comprised of Onex and J2R and is based in Minneapolis, Minnesota. Hidden Creek has provided certain strategic, financial and acquisition services to us and has been our strategic partner since our inception which has enabled our management to devote their attention to our existing operations.

      For additional information regarding our business, see our filings with the SEC, certain of which are incorporated by reference into this prospectus. Copies of these filings may be obtained as described under “Where You Can Find More Information,” above.

RECENT DEVELOPMENTS

Earnings Announcement

      On February 12, 2004, we announced earnings for the three-month period and the year ended December 31, 2003, which are summarized below. These unaudited results for the quarter and year ended December 31, 2003 reflect all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the financial information for these periods:

		Three Months
	Year Ended	Ended
	December 31,	December 31,
	2003	2003

	(Amounts in thousands, except
	per share amounts —
	unaudited)
Statement of Operations Data:
Revenues	$2,380,794	$627,161
Gross profit	291,551	75,766
Operating income	126,994	24,210
Income from continuing operations	25,131	19
Net income (loss)	22,338	(2,855)
Diluted earnings (loss) per share:
Net income (loss)	$1.20	$(0.15)
Diluted shares outstanding	18,563	18,768
Balance Sheet Data (at end of period):
Cash and cash equivalents	$181,268
Working capital	248,010
Total assets	2,115,432
Total debt(1)	1,198,614
Stockholders’ investment	330,587

(1)	Total debt as of December 31, 2003 excludes the fair market value of interest rate swaps of $19,473.

RISK FACTORS

      You should consider carefully the following risk factors and all other information contained in this prospectus before purchasing our Class A common stock. The risks and uncertainties described below are all of the risks that we currently believe to be material, but they are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also impair our business operations. Investing in our common stock involves a high degree of risk. Any of the following risks could harm our business, operating results and financial condition and could result in a complete loss of your investment.

      This prospectus contains forward-looking statements that involve known and unknown risks and uncertainties. These statements relate to our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to these differences include those discussed below and elsewhere in this prospectus.

Risks relating to Dura and the automotive and recreation vehicle supply industries

We are dependent on our largest customers and on selected vehicle programs.

      We are dependent on Ford, GM, Lear Corporation, DaimlerChrysler and Volkswagen as our largest customers. Our revenues from Ford, GM, Lear Corporation, DaimlerChrysler and Volkswagen represented approximately 20%, 14%, 12%, 9% and 9%, respectively, of our revenues for 2003. The loss of Ford, GM, Lear Corporation, DaimlerChrysler, Volkswagen or any other significant customer could have a material adverse effect on us. The contracts we typically enter into with many of our customers, including Ford, GM, Lear Corporation, DaimlerChrysler and Volkswagen, provide for supplying the customers’ requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the platform or model, usually three to seven years, and do not require the purchase by the customer of any minimum number of parts. Therefore, the loss of any one of such customers or a significant reduction in demand for certain other key models or a group of related models sold by any of our major customers could have a material adverse effect on our existing and future revenues and net income. We are also involved in product liability claims with certain of our significant customers. As a result of these claims, it is possible that our relationship with these customers could be adversely affected.

Our inability to compete effectively in the highly competitive automotive and recreation vehicle supply industries could result in the loss of customers, which could have an adverse effect on our revenues and operating results.

      The automotive and recreation vehicle supply industries are highly competitive. Some of our competitors are companies, or divisions or subsidiaries of companies, that are larger and have greater financial and other resources than we do. In addition, with respect to certain of our products, we compete with divisions of our OEM customers. There can be no assurance that our products will be able to compete successfully with the products of these other companies, which could result in the loss of customers and, as a result, decrease revenues and profitability.

      We principally compete for new business both at the beginning of the development of new models and upon the redesign of existing models by our major customers. New model development generally begins two to five years prior to the marketing of such models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect our business and financial results. In addition, as a result of the relatively long lead times required for many of our complex components, it may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing products. We may incur significant expense in preparing to meet anticipated customer requirements which may not be recovered.

Our gross margin and profitability will be adversely affected by our inability to reduce costs or increase prices.

      There is substantial continuing pressure from the major OEMs to reduce costs, including the cost of products purchased from outside suppliers. In addition, our business is very capital intensive, requiring us to maintain a large fixed cost base. Therefore, our profitability is dependent, in part, on our ability to spread fixed production costs over increasing product sales. If we are unable to generate sufficient production cost savings in the future to offset price reductions and any reduction in consumer demand for automobiles resulting in decreased sales, our gross margin and profitability would be adversely affected. In addition, our customers often times require engineering, design or production changes. In some circumstances, we may not be able to achieve price increases in amounts sufficient to cover the costs of these changes.

Cyclicality and seasonality in the automotive and recreation vehicle markets could adversely affect our revenues and net income.

      The automotive and recreation vehicle markets are highly cyclical and are dependent on general economic conditions and other factors, including consumer spending preferences and the attractiveness of incentives offered by OEMs, if any. In addition, automotive production and sales can be affected by labor relations issues, regulatory requirements, trade agreements and other factors. Economic factors adversely affecting automotive production and consumer spending could adversely impact our revenues and net income. The volume of automotive production in North America, Europe and the rest of the world has fluctuated, sometimes significantly, from year to year, and such fluctuations give rise to fluctuations in demand for our products. In addition, because we have significant fixed production costs, relatively modest declines in our customers’ production levels can have a significant adverse impact on our profitability.

      Our business is also somewhat seasonal. We typically experience decreased revenues and operating income during the third calendar quarter of each year due to the impact of scheduled OEM plant shutdowns in July and August for vacations and new model changeovers.

We are subject to certain risks associated with our foreign operations that could harm our revenues and profitability.

      We have significant operations in Europe, Canada and Latin America. Certain risks are inherent in international operations, including:

•	difficulty of enforcing agreements and collecting receivables through certain foreign legal systems;

•	foreign customers may have longer payment cycles than customers in the United States;

•	tax rates in certain foreign countries may exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•	currency fluctuations and devaluations;

•	general economic conditions, political unrest and terrorists attacks against American interests in countries where we operate may have an adverse effect on our operations in those countries;

•	exposure to possible expropriation or other governmental actions;

•	difficulties associated with managing a large organization spread throughout various countries; and

•	required compliance with a variety of foreign laws and regulations.

      As we continue to expand our business globally, our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or our business, results of operations and financial condition as a whole.

Currency exchange rate fluctuations could have an adverse effect on our revenues and financial results.

      We generate a significant portion of our revenues and incur a significant portion of our expenses in currencies other than U.S. dollars. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our revenues and financial results. During times of a strengthening U.S. dollar, our reported sales and earnings from our international operations will be reduced because the applicable local currency will be translated into fewer U.S. dollars. The strengthening of the European currencies in relation to the U.S. dollar had a positive effect on our revenues during 2003.

Our business may be disrupted significantly by work stoppages and other labor matters.

      Many OEMs and their suppliers have unionized work forces. Work stoppages or slow-downs experienced by OEMs or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. In the event that one or more of our customers experiences a material work stoppage, such work stoppage could have a material adverse effect on our business.

      In addition, as of December 31, 2003, approximately 63% of our employees were unionized. We have collective bargaining agreements with several unions including the United Auto Workers, the Canadian Auto Workers, the International Brotherhood of Teamsters and the International Association of Machinists and Aerospace Workers. Virtually all of our unionized facilities in the United States and Canada have separate contracts with the union which represents the workers employed there, with each such contract having an expiration date independent of its other labor contracts. The majority of our European and Mexican employees are members of industrial trade union organizations and confederations within their respective countries. Many of these organizations and confederations operate under national contracts which are not specific to any one employer. As a result, we may encounter strikes, further unionization efforts or other types of conflicts with labor unions or our employees, any of which could have an adverse effect on our operations or may limit our flexibility in dealing with our workforce.

Our operating results may be adversely affected by environmental and safety regulations to which we are subject.

      We are required to comply with federal, state, local and foreign laws and regulations governing the protection of the environment and occupational health and safety, including laws regulating the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into soil, air or water; and the health and safety of our colleagues. We are also required to obtain and comply with environmental permits for certain operations. We cannot assure you that we are at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with the requirements, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could be material. In addition, these requirements may become more stringent over time and we cannot assure you that we will not incur material environmental costs or liabilities in the future. We have made and will continue to make capital and other expenditures to comply with environmental requirements.

      We are also subject to laws requiring the cleanup of contaminated property. Under these laws, we could be held liable for costs and damages relating to contamination at our past or present facilities and at third-party sites to which these facilities sent waste containing hazardous substance. Some of our operations generate hazardous substances. If a release of hazardous substances occurs at or from any of our current or former properties or at a landfill or another location where we have disposed of wastes, we may be held liable for the contamination, and the amount of such liability could be material. We are currently conducting a cleanup of contamination at our facility in Brazil and monitoring environmental contamination at certain facilities, including Mancelona, Michigan and Elkhart, Indiana, which could result in material expenditures.

We may be adversely affected by product liability exposure claims.

      We face an inherent business risk of exposure to product liability claims in the event that the failure of our products to perform to specifications results, or is alleged to result, in property damage, bodily injury and/or death. We cannot assure you that we will not incur significant costs to defend these claims or that we will not experience any material product liability losses in the future. In addition, if any Dura-designed products are or are alleged to be defective, we may be required to participate in a recall involving those products.

      Each OEM has its own policy regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more vehicle assembly functions, OEMs are increasingly looking to their suppliers for contribution when faced with product recalls, product liability or warranty claims. We cannot assure you that the future costs associated with providing product warranties will not be material. A successful product liability claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall may have a material adverse effect on our results of operations or financial condition. In addition, OEMs are also increasingly requiring their outside suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which we supply products to an OEM, an OEM may hold us responsible for some or all of the repair or replacement costs of defective products under new vehicle warranties, when the product supplied did not perform as represented.

      In late 1994, Ford issued a recall of a series of manual transmission Ford F-Series pickups to repair the self-adjust parking brakes originally manufactured by the brake and cable business of Alkin Co. (which we acquired in August 1994). The type of alleged failures that prompted the F-Series recalls have led to a number of claims and lawsuits filed against Ford, one of which culminated in a July 1998 award of punitive damages against Ford of more than $151.0 million (which was subsequently reduced on appeal to $69.0 million), which Ford appealed and a new trial on punitive damages has been granted because the trial court failed to limit the punitive damages award to a reasonable amount. In December 2003, Ford agreed not to seek any amount from us in connection with this lawsuit. We are not presently aware of any open self-adjusting parking brake claims against Ford with respect to which Ford may elect to seek contribution from us. We have worked closely with Ford to address the claims previously arising from the self-adjusting parking brakes and do not believe that those claims have adversely affected our business relationship with Ford.

      In June 2000, we settled two product recall matters involving speed control and secondary hood latches manufactured for Ford through a cost sharing agreement with Ford. In connection with the settlement, we paid $40.0 million over a period of three years, with the final payment occurring in 2003, to resolve Ford’s claims relating to these recalls.

      In December 2002, we received a claim from Nissan/ Renault requesting payment for a recall of its Almera and Tino vehicles due to alleged malfunctions of the parking brake mechanism. This recall included approximately 125,000 vehicles manufactured world-wide. We are currently working with Nissan/ Renault to resolve this matter.

      We carry insurance for certain legal matters including product liability; however, we no longer carry insurance for warranty matters, as the cost and availability for such insurance, in the opinion of management, is cost prohibitive or not available. We have established reserves for matters that are probable and estimable in amounts management believes are adequate to cover reasonable adverse judgments not covered by insurance; however, we cannot assure you that these reserves will be adequate to cover all warranty matters that could possibly arise. The outcome of the various legal actions and claims that are discussed above or other legal actions and claims that are incidental to our business may have a material adverse impact on our consolidated financial position, results of operations or cash flows.

Technological and regulatory changes may adversely affect us.

      Changes in legislative, regulatory or industry requirements or competitive technologies may render certain of our products obsolete. Our ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in our ability to grow and to remain competitive. We cannot assure you that we will be able to achieve the technological advances that may be necessary for us to remain competitive or that certain of our products will not become obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly.

Onex currently effectively controls all matters submitted to a stockholder vote.

      Onex and certain other stockholders associated with Dura or Hidden Creek beneficially own all of our outstanding shares of Class B common stock and some shares of Class A common stock. Each share of Class B common stock has ten votes, as compared to one vote for each share of Class A common stock. Onex and certain of our existing stockholders have entered into agreements pursuant to which such stockholders have agreed to vote their shares of common stock in the same manner as Onex votes its shares on all matters presented to Dura’s stockholders for a vote. As a result of such stock ownership and these voting agreements, Onex has voting control of just under 50% of the common stock as of February 19, 2004, and as a result, is effectively able to control the vote on all matters submitted to a vote of the holders of our common stock, including the election of directors, amendments to our restated certificate of incorporation and by-laws and approval of significant corporate mergers. Such consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of Dura. See “Description of Capital Stock.”

We may make strategic acquisitions and alliances, which present additional risks.

      Part of our growth strategy includes pursuing strategic acquisitions and alliances. We cannot assure you that we will be able to consummate acquisitions or alliances in the future on terms acceptable to us, if at all. In addition, we cannot assure you that the integration of any future acquisitions will be successful or that the expected strategic benefits of any future acquisitions or alliances will be realized. Acquisitions may involve a number of special risks, including, but not limited to:

•	adverse short-term effects on our reported operating results;

•	diversion of management’s attention;

•	difficulties assimilating and integrating the operations of the acquired company with our own; and

•	unanticipated liabilities or contingencies relating to the acquired company.

We may incur restructuring charges that would reduce our earnings.

      During the last several years, we have evaluated our worldwide manufacturing capacity utilization and opportunities for cost savings in light of conditions in the North American and European automotive and recreation vehicle markets. As a result of these evaluations, we have taken several actions including closing certain facilities, combining facilities, reducing and consolidating certain support activities and disposing of certain business units. We have recorded restructuring charges and charges related to discontinued operations as a result of these actions over the last several years. Our reported earnings will be reduced in the event that we incur additional charges in the future as a result of any additional restructuring activities undertaken by us.

If we are unable to obtain our raw materials at favorable prices, it could adversely impact our financial condition.

      Numerous raw materials are used in the manufacture of our products. Our principal raw materials include (1) coil steel and resin in mechanism production, (2) metal wire and resin in cable production and (3) glass in window systems. The types of steel we purchase include hot and cold rolled, galvanized, organically coated and aluminized steel. Overall, steel accounted for the most significant component of our raw material costs in 2003. The domestic steel industry has experienced substantial financial instability due to numerous factors, including energy costs and the effect of foreign competition. The prices of our principal raw materials continually fluctuate. Moreover, we may be materially and adversely affected by the failure of our suppliers to perform as expected. In addition, we may be unable to pass on the increased costs of raw materials to our customers. Our inability to pass on increased raw material costs to our customers could adversely affect our business, results of operations and financial condition.

We might fail to adequately protect our intellectual property or third parties might assert that our technologies infringe on their intellectual property.

      As part of our business strategy, we intend to accelerate our investment in new product and process technologies in an effort to strengthen and differentiate our product portfolio. As a result, we believe that the protection of our intellectual property will become increasingly important to our business. We rely on a combination of patents, trade secrets, trademarks and copyrights to provide protection in this regard, but this protection might be inadequate. For example, our pending or future patent applications might not be approved or, if allowed, they might not be of sufficient strength or scope. Conversely, third parties might assert that our technologies infringe their proprietary rights. In either case, litigation, which could result in substantial costs and diversion of our efforts, might be necessary, and whether or not we are ultimately successful, the litigation could adversely affect our business.

Our substantial indebtedness could adversely affect our financial condition.

      We have a significant amount of indebtedness. As of December 31, 2003, we had approximately $1,198.6 million of outstanding debt (excluding the fair market value of interest rate swap agreements), and approximately $330.6 million of stockholders’ investment. Our ratio of earnings to fixed charges for the year ended December 31, 2003 was 1.4x. In addition, we may incur substantial additional indebtedness in the future. Our senior credit facility provides for revolving credit borrowings of up to $175.0 million (which may be increased up to $200.0 million with the consent of the lenders), subject to compliance with certain financial covenants contained therein.

      Our indebtedness could have several important consequences to you, including but not limited to the following:

•	our ability to obtain additional financing in the future for working capital, capital expenditures, potential acquisition opportunities, general corporate purposes or other purposes may be impaired;

•	fluctuations in market interest rates will affect the cost of our borrowings to the extent not covered by interest rate hedge agreements because a portion of our indebtedness is payable at variable rates;

•	we are more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	the debt service requirements of our indebtedness could make it more difficult for us to make payments on the notes;

•	a substantial portion of our cash flow from operations will be dedicated to the repayment of our indebtedness, including indebtedness we may incur in the future, and will not be available for other purposes, including our operations, capital expenditures and future business opportunities;

•	there would be a material adverse effect on our business and financial condition if we were unable to service our indebtedness or obtain additional financing, as needed; and

•	we may be more vulnerable to economic downturns, may be limited in our ability to withstand competitive pressures and may have reduced flexibility in responding to changing business, regulatory and economic conditions.

      Our ability to service our indebtedness will depend on our future performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors. Certain of these factors are beyond our control. We believe that, based upon current levels of operations, we will be able to meet our debt service obligations when due. Significant assumptions underlie this belief including, among other things, that we will continue to be successful in implementing our business strategy and that there will be no material adverse developments in our business, liquidity or capital requirements. If we cannot generate sufficient cash flow from operations to service our indebtedness and to meet our other obligations and commitments, we might be required to refinance our debt or to dispose of assets to obtain funds for such purpose. There is no assurance that refinancings or asset dispositions could be effected on a timely basis or on satisfactory terms, if at all, or would be permitted by the terms of the indenture or our senior credit facility.

To service our indebtedness we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

      Our ability to make payments on our indebtedness, and to fund planned capital expenditures will depend on our ability to generate cash from our operations in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

      Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our senior credit facility will be adequate to meet our future liquidity needs for the foreseeable future.

      We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance or restructure all or a portion of our indebtedness, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, on commercially reasonable terms or at all. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms, or at all.

Restrictive covenants in our senior credit facility and the indentures governing our outstanding debt securities may restrict our ability to pursue our business strategies.

      The indentures governing our debt securities and our senior credit facility, limit our ability, among other things, to:

•	incur additional indebtedness;

•	pay dividends or make certain other restricted payments or investments;

•	make investments;

•	sell assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	create liens.

      In addition, our senior credit facility includes other and more restrictive covenants and prohibits us from prepaying our other indebtedness. Our senior credit facility also requires us to achieve specified financial and operating results and maintain compliance with specified ratios and satisfy other financial condition tests. Our ability to comply with these ratios may be affected by events beyond our control.

      The restrictions contained in our senior credit facility and the indentures governing our debt securities, could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

      A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under our senior credit facility. If a default occurs, the lenders under our senior credit facility may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable and which would result in an event of default under the indentures governing our outstanding debt securities. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our senior credit facility will also have the right to proceed against the collateral, including our available cash, granted to them to secure the indebtedness. If the indebtedness under our senior credit facility and our outstanding debt securities were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full the indebtedness and our other indebtedness.

Risks Related to Our Class A Common Stock

The price of our Class A common stock has been volatile and could continue to fluctuate in the future.

      The market price for shares of our Class A common stock has been volatile and could fluctuate substantially based on a number of factors, including quarter-to-quarter variations in our results of operations, news announcements, changes in general market conditions in the automotive and recreation vehicle industries, adverse publicity regarding us or the industry in general, changes in financial estimates by securities analysts and other factors. In addition, broad market fluctuations and general economic and political conditions may harm the market price of our Class A common stock, regardless of our actual performance.

There is a limited trading market for our Class A Common Stock.

      You may not be able to resell your shares at or above the price you pay for them. The price of our Class A common stock has been, and will likely continue to be, subject to fluctuations based on, among other things, general economic and market conditions and changes in investor perceptions of our company. Our Class A common stock is traded on the Nasdaq National Market under the symbol “DRRA.” The development and maintenance of an active public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker. While we are a publicly traded company, the volume of trading activity in our stock is relatively limited due to the limited size of our public float. The average daily trading volume on the Nasdaq National Market from January 1, 2003 through December 31, 2003, as reported by Nasdaq, was approximately 93,973 shares. Even if a more active market develops, there can be no assurance that such a market will continue.

Certain provisions in our charter documents could delay or prevent a change in control.

      Certain provisions of our restated certificate of incorporation and our by-laws may inhibit changes in control of us not approved by our board of directors. These provisions include:

•	disparate voting rights per share between the Class A common stock and Class B common stock;

•	a prohibition on stockholder action through written consents;

•	a requirement that special meetings of stockholders be called only by our board of directors or chief executive officer;

•	advance notice requirements for stockholder proposals and nominations;

•	limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

•	the authority of the board of directors to issue without stockholder approval preferred stock with such terms as the board of directors may determine.

      We are also afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See “Description of Capital Stock.”

FORWARD-LOOKING STATEMENTS

      This prospectus (including the information incorporated herein by reference) contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are subject to risks and uncertainties. You should not place undue reliance on those statements because they only speak as of the date of this prospectus. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions. These statements are based on current expectations and assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. These factors include:

•	the degree to which we are leveraged;

•	our reliance on major customers and selected models;

•	the cyclicality and seasonality of the automotive and recreation vehicle markets;

•	our ability to continue to implement our business strategy;

•	general economic or business conditions affecting the automotive industry (which is dependent on consumer spending), either nationally or regionally, being less favorable than expected;

•	our failure to develop or successfully introduce new products or to obtain business related to new and redesigned models;

•	pricing pressures from our customers;

•	increased competition in the automotive components supply market;

•	unforeseen problems associated with international sales, including gains and losses from foreign currency exchange;

•	the risk of exposure to product liability, customer warranty and recall claims;

•	the impact of any labor unrest;

•	implementation of or changes in the laws, regulations or policies governing the automotive industry that could negatively affect the automotive components supply industry;

•	changes in general economic conditions or political unrest in the United States, Europe, Canada or Latin America; and

•	various other factors beyond our control.

      All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligation or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events. You should also read carefully the factors described in the “Risk factors” section of this prospectus.

USE OF PROCEEDS

      The selling stockholder will receive all of the proceeds of the sale of shares of our Class A common stock pursuant to this prospectus. We will not receive any proceeds from the sale of shares by the selling stockholder.

DIVIDEND POLICY

      Dura has not declared or paid any dividends on its Class A common stock in the past and currently intends to retain its earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. As a holding company, Dura’s ability to pay dividends in the future is dependent upon the receipt of dividends or other payments from its principal operating subsidiary, Dura Operating Corp. Any future payment of dividends is within the discretion of the board and will depend upon, among other factors, the capital requirements, operating results and financial condition of Dura from time to time. In addition, the ability of Dura Operating Corp. to pay cash dividends to Dura in order to fund any dividends on Dura’s Class A common stock is limited by the terms of its senior credit facility and the indentures under which its outstanding debt securities were issued.

SELLING STOCKHOLDER

      We are registering all 1,444,913 shares covered by this prospectus on behalf of Onex DHC LLC (including its donees, pledgees, distributees, transferees or other successors-in-interest who receive any of the shares covered by this prospectus). We are registering the shares in order to permit the selling stockholder to offer these shares for resale from time to time. The selling stockholder may sell all, some or none of the shares covered by this prospectus. All information with respect to beneficial ownership has been furnished to us by the selling stockholder. For more information, see “Plan of Distribution.” Except as noted below, the selling stockholder has not had any material relationship with us within the past three years other than as a result of the ownership of shares of our common stock.

      The table below lists the selling stockholder and the other information regarding the ownership of the common stock by the selling stockholder.

Shares Owned Prior to the Offering(1)

	Class A Shares		Class B Shares
					Number of	Shares Owned After the
					Class A Shares	Offering(2)
	No. of		No. of		Being Offered
Selling Stockholder	Shares	Percentage(5)	Shares	Percentage(5)	Hereby	Number	Percentage(5)

ONEX DHC LLC(3)(4)	35,000	*	1,409,913	89.9%	1,444,913	0	*

*	Less than 1.0%.

(1)	Dura currently has two classes of outstanding common stock: Class A common stock and Class B common stock. The Class A common stock and Class B common stock are substantially identical except with respect to voting power and conversion rights. The Class A common stock is entitled to one vote per share and the Class B common share is entitled to ten votes per share. The Class B common stock is convertible at the option of the holder, and mandatorily convertible upon the transfer thereof (except to affiliates) and upon the occurrence of certain other events, into Class A common stock on a share-for-share basis. The Class A common stock and Class B common stock generally vote together as a single class on all matters submitted to a vote of stockholders. All of the shares offered hereby by the selling stockholder will be shares of Class A common stock.

(2)	Assumes that the selling stockholder disposes of all of the shares of Class A common stock covered by this prospectus and does not acquire or dispose of any additional shares of Class A common stock. However, the selling stockholder is not representing that any of the shares covered by this prospectus will be offered for sale, and the selling stockholder reserves the right to accept or reject, in whole or in part, any proposed sale of shares.

(3)	Reflects shares of common stock held by Onex DHC LLC. In addition, Onex DHC LLC has shared voting power over 1,567,939 shares of Class B common stock (see footnote (4)) as of February 19, 2004. Onex DHC LLC is the direct beneficial owner of the shares of common stock reported in the table above. Onex, as the direct and indirect owner of approximately 99% of the equity of Onex DHC LLC, is an indirect beneficial owner of all such shares. Mr. Gerald W. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex’s board of directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported.

(4)	Onex, J2R, Messrs. Scott Rued, Karl Storrie, David Bovee, Tony Johnson and Milton Kniss and certain of Dura’s other existing stockholders have entered into agreements pursuant to which such stockholders agreed to vote their shares of common stock in the same manner as Onex votes its shares on all matters presented to Dura’s stockholders for a vote and, to the extent permitted by law, granted to Onex a proxy to effectuate such agreement. In addition, Onex has entered into agreements with certain option holders of Dura pursuant to which such option holders have agreed to exercise options to purchase Class A common stock if directed by Onex. Under applicable SEC rules, Onex is deemed the beneficial owner of the 879,500 shares of Class A common stock subject to such agreements. As a result of the foregoing, Onex had voting control of just under 50% of the common stock as of February 19, 2004, and without giving effect to any sale of any of the shares offered hereby.

(5)	The percentage of common stock beneficially owned is based on the shares of common stock outstanding on February 19, 2004.

      The prospectus also covers any additional shares of common stock that become issuable in connection with the shares being registered by reason of any stock dividend, stock split or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

Stockholders Agreement

      On August 13, 1996, Dura, Onex, J2R, Alkin Co. and certain individuals named therein (including members of the company’s management) entered into an amended and restated stockholders agreement. The stockholders agreement requires all the parties thereto to vote their shares of common stock and take any other action necessary to ensure the board will be comprised of eleven persons, seven of whom, including the two independent directors, shall be designated by Onex, J2R and certain stockholders affiliated with Hidden Creek (collectively, the “MC Stockholders”) and four of whom shall be designated by Alkin (the “Alkin Stockholders”). The voting provision terminated automatically on August 19, 2003 as a result of the Alkin Stockholders ceasing to own at least 10% of the outstanding common stock as of that date. The stockholders agreement also contains provisions granting the parties thereto certain tag-along rights allowing them to sell their shares in certain private sales of common stock initiated by the other parties to the stockholders agreement. The stockholders agreement also provides that the affirmative vote of two-thirds of the board is required to issue any preferred stock of Dura. The stockholders agreement also binds subsequent transferees who have acquired their shares in private sales from the parties to the stockholders agreement. J2R, Onex and Messrs. Johnson and Rued have also entered into an agreement requiring the parties to vote their shares of common stock as directed by Onex, and providing Onex with certain first offer rights in connection with private sales of common stock. We expect to enter into a termination agreement with the parties to these agreements in the event Onex disposes of the Class A common stock offered hereby. See “Description of Capital Stock – Class B Common Stock.”

Registration Rights Agreement

      Dura, Onex, J2R, Alkin and the management stockholders named therein are parties to a registration rights agreement. Under the registration agreement, the holders of a majority of shares of common stock held by Onex, J2R and the management stockholders, as a group, have the right at any time, subject to certain conditions, to require Dura to register any and all of their shares of common stock under the Securities Act on Form S-1 (a “Long-Form Registration”) on four occasions at Dura’s expense and on Form S-2 or Form S-3 (a “Short-Form Registration”) on an unlimited number of occasions at Dura’s expense. Dura is not required, however, to effect any such Long-Form Registration or Short-Form Registration within six months after the effective date of a prior demand registration or a registration in which the holders of registrable securities were given piggyback rights with no cutbacks and may postpone the filing of such registration for up to six months if the holders of a majority of the registrable securities agree that such a registration would likely have a material adverse effect on Dura. In addition, such parties are entitled to request the inclusion of any common stock subject to the Registration Agreement in any registration statement at Dura’s expense whenever Dura proposed to register any of its securities under the Securities Act, subject to certain conditions. In connection with all registrations, Dura has agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act. This registration statement is being filed as the result of the exercise of a demand registration by Onex.

Directorships

      Mr. Eric J. Rosen, a Managing Director of Onex Investment Corp., a wholly owned subsidiary of Onex, served as a member of the board of directors of Dura from January 1995 until May 2003. In addition, Mr. Rued, a stockholder in J2R, is the Chairman of the Board of Dura, and Mr. Johnson, the President of J2R, is a director of Dura. Mr. Johnson is also the Chairman of Hidden Creek and Mr. Rued previously served as President and Chief Executive Officer of Hidden Creek from May 2001 to August 2003.

Management Fees

      In 2003, Dura paid fees to Hidden Creek of approximately $1.1 million in connection with the sale by Dura of additional 8 5/8% senior notes, the acquisition of the Creation Group and other business development services. In 2002, Dura paid fees to Hidden Creek $2.5 million in connection with certain financing transactions, and other business development services. In 2001, Dura paid fees to Hidden Creek of $1.6 million in connection with an amendment to the credit agreement, the offering of its 9% subordinated notes, the divestitures of Australia, Thixotech and Plastic Products businesses, and other business development services.

DESCRIPTION OF CAPITAL STOCK

General Matters

      The total amount of Dura’s authorized capital stock consists of 60,000,000 shares of Class A common stock, par value $0.01 per share, 10,000,000 shares of Class B common stock, par value $0.01 per share and 5,000,000 shares of preferred stock, par value $1.00 per share. As of December 31, 2003, 16,734,228 shares of Class A common stock, 1,646,150 shares of Class B common stock and no shares of preferred stock were issued and outstanding. As of December 31, 2003, there were: (1) outstanding options to purchase an aggregate of 3,803,328 shares of Class A common stock; (2) 1,646,150 shares of Class A common stock reserved for issuance upon the conversion of the Class B common stock; and

(3) 1,289,000 shares of Class A common stock reserved for issuance upon the conversion of Dura’s trust preferred securities.

      The following summary of certain provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and by-laws, which are filed with the SEC. See “Where You Can find More Information.”

Class A Common Stock

      All of the outstanding shares of Class A common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of Class A common stock are entitled to receive dividends out of assets legally available therefore at such time and in such amounts as the Board may from time to time determine. The shares of Class A common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any securities of Dura. Upon liquidation, dissolution or winding up of Dura, the holders of Class A common stock are entitled to receive pro rata the assets of Dura which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of Class A common stock is entitled to one vote on all matters submitted to a vote of stockholders. Except as otherwise required by law or our restated certificate of incorporation, the Class A common stock and Class B common stock vote together on all matters submitted to a vote of the stockholders, including the election of directors.

      The Class A common stock is traded on the Nasdaq National Market under the symbol “DRRA.”

Class B Common Stock

      The issued and outstanding shares of Class B common stock generally have identical rights to those of the Class A common stock except with respect to voting power and conversion rights. Each share of Class B common stock is entitled to ten votes on all matters submitted to a vote of stockholders, as compared to one vote for each share of Class A common stock. The Class B common stock automatically ceases to have any voting rights, other than as required by law, at any time that Onex, J2R and certain stockholders affiliated with Hidden Creek, in the aggregate, do not beneficially own at least 10% of the total outstanding shares of common stock. As of December 31, 2003, these stockholders collectively beneficially owned approximately 14.5% of the total outstanding shares of common stock. The Class B common stock is convertible at the option of the holder, and mandatorily convertible upon any transfer of the Class B common stock while it still has ten votes per share (except to affiliates), into Class A common stock on a share-for-share basis. The Class B common stock is not registered under the Exchange Act and is not listed for trading on any national securities exchange or on the Nasdaq Stock Market.

Preferred Stock

      The Dura board may, without further action by Dura’s stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of Class A common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Dura before any payment is made to the holders of shares of Class A common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Dura’s securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the Dura board, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of Class A common stock. There are no shares of preferred stock outstanding, and Dura has no present intention to issue any shares of preferred stock. The affirmative vote of two-thirds of the Dura board is required to issue any preferred stock.

Transfer Agent and Registrant

      The transfer agent and registrar for the Class A common stock is Wachovia Bank, N.A.

Certain Provisions of Dura’s Restated Certificate of Incorporation and By-laws

      Disparate Voting Rights. The Class B common stock has ten votes, as compared to one vote for each share of Class A common stock, on all matters, including the election of directors, to come before the stockholders. By virtue of such stock ownership, the holders of the Class B common stock currently able to control the vote on all matters submitted to a vote of the holders of common stock, including the election of directors, amendments to the restated certificate and by-laws and approval of significant corporate transactions. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of Dura that might otherwise be beneficial to stockholders.

      Elimination of Stockholder Action Through Written Consents. Our restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

      Elimination of the Ability to Call Special Meetings. Our restated certificate of incorporation and the by-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the board of directors or by our chief executive officer or president. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

      Advanced Notice Procedures. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

      Amendments to the Restated Certificate of Incorporation and By-laws. Our restated certificate of incorporation and by-laws provide that the affirmative vote of holders of at least 80% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to our restated certification of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.

Certain Provisions of Delaware Law

      We are subject to the “Business Combination” provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction which the person became an “interested stockholder,” unless

•	the transaction is approved by the board of directors prior to the date the stockholder obtained the “interested stockholder” status;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder,” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date the “business combination” is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”

      A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Limitations on Liability and Indemnification of Officers and Directors

      Our restated certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our restated certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by such law.

PLAN OF DISTRIBUTION

      The selling stockholder (including, subject to applicable law, its pledgees, donees, distributees, transferees or successors-in-interest who receive any shares covered by this prospectus) are offering shares of our Class A common stock. This prospectus covers the selling stockholders’ resale of up to 1,444,913 shares of our Class A common stock.

      This registration statement covers the resale of the Class A common stock from time to time as indicated in this prospectus. This prospectus forms a part of that registration statement. Pursuant to the terms of the registration agreement, we have agreed to pay the fees and expenses incident to the filing of the registration statement of which this prospectus forms a part. The selling stockholder, however, will pay any brokerage commissions, discounts or other expenses relating to the sale of the Class A common stock. We estimate that the registration expenses payable by us will be approximately $100,000.

      The selling stockholder may sell the shares of Class A common stock described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholder may also transfer, devise or gift these shares by other means not described in this prospectus. As a result, pledgees, donees, transferees or other successors-in-interest that receive such shares as a gift, partnership distribution or other transfer may offer shares of the common stock covered by this prospectus. In addition, if any shares covered by this prospectus qualify for sale pursuant to Rule 144 under the Securities Act, the selling stockholder may sell such shares under Rule 144 rather than pursuant to this prospectus.

      The selling stockholder may sell shares of Class A common stock from time to time in one or more transactions:

•	at fixed prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

      The selling stockholder may offer its shares of Class A common stock in one or more of the following transactions (which may include block trades and crosses):

•	on any national securities exchange or quotation service on which the Class A common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through put or call options;

•	by pledge to secure debts and other obligations;

•	by a combination of the above methods of sale; or

•	to cover short sales.

      In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate in the resales. The selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions, and in connection with those transactions, broker-dealers or other financial institutions may engage in short sales of the shares. The selling stockholder also may sell shares short and deliver the shares to close out such short positions; provided that the short sale is made after the registration statement has been declared effective and a copy of this prospectus is delivered in connection with the short sale. The selling stockholder also may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the shares, which the broker-dealer or other financial institution may resell pursuant to this prospectus. The selling stockholder also may loan or pledge the shares to a broker, dealer or other financial institution, and upon a default, the broker, dealer or other financial institution may effect sales of the loaned or pledged shares pursuant to this prospectus.

      The selling stockholder and any underwriters, broker-dealers or agents that participate in the distribution of the shares of Class A common stock may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act. As underwriters, any profits on the resale of the shares of Class A common stock and any compensation to be received by an underwriter, broker-dealer or agent would be deemed underwriting discounts and commissions under the Securities Act. The selling stockholder has represented to us it purchased the Class A common stock in the ordinary course of its business, and at the time the selling stockholder purchased the Class A common stock, it was not a party to any agreement or other understanding to distribute the securities, directly or indirectly.

      If the selling stockholder is deemed as underwriter it will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to selling stockholder for the purpose of satisfying the prospectus delivery requirements.

      To our knowledge, the selling stockholder has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholder.

      The selling stockholder will be subject to applicable provisions of Regulation M of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our Class A common stock by the selling stockholder. These restrictions may affect the marketability of such shares.

      To the extent necessary, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Upon our being notified by selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, a supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act, disclosing relevant information regarding such arrangement. A supplement to this prospectus will also be filed upon our being notified by selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares.

LEGAL MATTERS

      The validity of the shares of Class A common stock offered hereby will be passed on for Dura Automotive Systems, Inc. by Kirkland & Ellis LLP (a limited liability partnership that includes professional corporations), Chicago, Illinois.

EXPERTS

      The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from Dura’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.